Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

November 22, 2005

Item 3  News Release

A press release was issued on November 22, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On November 22, 2005, the Company announced that the United States District Court for the Southern District of New York issued an Opinion and Order on November 23, 2005 granting the motions of the Company and certain of its former directors, officers and employees to dismiss a consolidated shareholder lawsuit that sought class action status. The lawsuit had alleged, among other things, that the defendants failed to disclose certain related-party transactions in violation of U.S. securities laws. The lawsuit was dismissed without prejudice on the grounds that Canadian courts would provide a more convenient and appropriate forum. The District Court's ruling is subject to appeal to the United States Court of Appeals, and the Company has no assurance that it will not be the subject of further shareholder lawsuits based on similar allegations in Canadian and U.S. courts.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

November 29, 2005

SCHEDULE “A”

US Court Dismisses Lawsuit Against Royal Group Technologies

TORONTO, Nov. 22 /CNW/ - Royal Group Technologies Limited (RYG-TSX, RYG-NYSE) announced that the United States District Court for the Southern District of New York issued an Opinion and Order yesterday granting the motions of Royal Group and certain of its former directors, officers and employees to dismiss a consolidated shareholder lawsuit that sought class action status. The lawsuit had alleged, among other things, that the defendants failed to disclose certain related-party transactions in violation of U.S. securities laws. The lawsuit was dismissed without prejudice on the grounds that Canadian courts would provide a more convenient and appropriate forum. The District Court's ruling is subject to appeal to the United States Court of Appeals, and the Company has no assurance that it will not be the subject of further shareholder lawsuits based on similar allegations in Canadian and U.S. courts.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 22, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701